UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13 a -16 OR 15 d -16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

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Explanatory note

On June 30, 2023, we published a document entitled ”Key updates communicated during Q2 2023”, which is set forth as Exhibit 99.1 hereto. Such Exhibit 99.1 hereof and this Report on Form 6-K are hereby incorporated by reference into our Registration Statement on Form F-3, File No. 333-258403.

Exhibits

Exhibit 99.1 Key updates communicated during Q2 2023, June 30, 2023.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2022 Annual Report on Form 20-F filed with the SEC, on pages 12 through 54 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

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Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) before tax based on pro rata bank levies	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components, Profit (loss) attributable to Deutsche Bank shareholders based on pro rata bank levies

Profit (loss)
Revenues excluding specific items	Net revenues
Adjusted costs, Adjusted costs excluding bank levies, Adjusted costs based on pro rata bank levies, Noninterest expenses based on pro rata bank levies	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT 1 coupon), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT 1 coupon), Post-tax return on average shareholders’ equity based on pro rata bank levies, Post-tax return on average tangible shareholders’ equity based on pro rata bank levies

Post-tax return on total shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 of our Report on Form 6-K dated April 27, 2023 and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 550 through 558 of our 2022 Annual Report on Form 20-F.

When used with respect to future periods, non-GAAP financial measures we use are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: July 3, 2023

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Mathias Otto ______________
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel

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